Exhibit 99.2

FOR IMMEDIATE RELEASE                                              JULY 29, 2002

      Castelle Reports Fourth Consecutive Quarter of Profitability

o New CEO's Initiatives Designed to Support Castelle's Ongoing Growth and Expansion Strategy

o Company to Aggressively Pursue International Sales Efforts While Solidifying Leadership Position in the Domestic Market

o Strong Balance Sheet to Provide Financial Flexibility to Execute Domestic and International Growth Strategy

MORGAN HILL, CA - July 29, 2002 - Castelle (NasdaqSC: CSTL), a leading provider of fax solutions for Fortune 1000 companies and small to medium-sized businesses, today announced financial results for the Company's second fiscal quarter ended June 30, 2002.

Net sales for the second quarter of fiscal 2002 were $2.3 million, compared to $2.4 million in the previous quarter and $2.3 million for the same period in fiscal 2001. The Company recorded net income for the second quarter of fiscal 2002 of $62,000, or $0.01 per diluted share, up from a net loss of $268,000, or $0.06 per diluted share, for the same period in fiscal 2001. Second quarter 2002 results included a $40,000, or $0.01 per diluted share, non-recurring benefit arising from the reversal of previously recorded restructuring charges following completion of the Company's 2001 restructuring programs for less than previously anticipated. Second quarter 2002 income was also up from the previous quarter, when the Company earned $32,000, or $0.01 per diluted share.

Net sales for the first six months of 2002 were $4.6 million, comparable to the $4.6 million for the same six-month period of fiscal 2001. Net income for the six-month period in fiscal 2002 was $94,000 or $0.02 per diluted share, compared to a net loss of $676,000, or $0.14 per diluted share, for the 2001 period. The loss for the second quarter and the first six months of fiscal 2001 included non-recurring charges of $58,000 and $238,000, respectively, for expenses associated with the reduction in work force and the write-down of surplus assets. These non-recurring charges represented $0.01 and $0.05 per share, respectively.

Castelle Continues Operational and Financial Improvements

Scott C. McDonald, President and CEO, stated, "It is certainly an encouraging sign that we are able to show another modest profit in the second quarter, our fourth consecutive quarter of profitability, and on slightly down top-line sales. With our operating costs now in line, our primary focus and priority is to grow the business and expand sales, particularly in the international markets where we have already made substantial headway."

New CEO Sees Growth in Quarters Ahead Driven by its Core Fax Server Business

Since Mr. McDonald was appointed CEO of Castelle on April 22, 2002, the Company has moved to expand its sales on multiple fronts.

In China, Castelle has agreements with four distributors to sell, promote and service its FaxPress fax servers and LANpress print servers. In announcing the deals on July 17, 2002, the Company reported that it had received approximately $200,000 in new product orders from these distributors, or approximately 10% of its total international sales in fiscal 2001. Castelle plans to ship these initial orders during the quarter ending September 30, 2002.

In Europe, Castelle entered into an agreement, announced July 24, 2002, with long-time strategic partner AMS Ltd. (AMS) under which AMS will sell, promote and support Castelle's FaxPress and LANpress product lines throughout Europe.


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The Company currently ships on average approximately $200,000 in new products on a quarterly basis to the UK and Europe. Castelle expects sales in Europe to rise under the new AMS agreement.

Regarding the Company's sales expansion plans, Mr. McDonald said, "Castelle's core fax server business has held steady during this difficult economic period in the technology sector. Our economical and easy-to-use fax servers unify the fax and email environment, bringing fax messaging to the Internet age. We believe that there is a large market for our products, both domestically and internationally, which will allow Castelle to maintain, and hopefully increase, its profitability in the quarters ahead."

Balance Sheet Strength

As of June 30, 2002, the Company had over $4.3 million in cash and cash equivalents and little long-term debt. The Company's balance sheet coupled with improving profitability and working capital are expected to provide Castelle with the financial flexibility to successfully execute its domestic and international growth strategy.

If you would like to be added to Castelle's investor fax or email lists, please contact Karin Smith via email at karin.smith@castelle.com or fax at 408-852-8134.

About Castelle

Castelle develops office automation systems that allow organizations to easily implement faxing and printing over local area networks and the Internet. It is a market leader in fax solutions for small to medium sized workgroups. Castelle's FaxPress fax servers provide a simple way to integrate fax with email, desktop and back-end applications. In addition, the Company manufactures the popular LANpress print servers, which enable users to locate printers anywhere on the network. Castelle products are easy to use and maintain, and provide an economical way for companies to share resources over the network.

Castelle was founded in 1987 and is headquartered in Morgan Hill, California. Its products are utilized by Fortune 1000 companies and small to medium-sized businesses, and are available through a worldwide network of distributors, value-added resellers, systems integrators, e-commerce retailers, and the Castelle Online Store. Visit Castelle online at www.castelle.com

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, relating to future events, including statements regarding management's expectations about its ability to grow and expand its sales, the effect of the AMS agreement on the growth of European sales, the ability of the Company to continue to be profitable, the sufficiency of the Company's financial resources to execute its growth strategy and certain product shipment dates. Actual events or the Company's results may differ materially from the events or results discussed in the forward-looking statements for a number of reasons including, without limitation, the timely development, acceptance and pricing of new products and the general economic conditions as they affect the Company's customers. The Company assumes no obligation to update the forward-looking information. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements as contained in the Company's reports to the Securities and Exchange Commission, including the Company's Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2001.

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For more information:

Scott C. McDonald                               Karin Smith
President & Chief Executive Officer             Marketing Communications Manager
Tel: 408-852-8000                               Tel: 408-852-8034
                                                karin.smith@castelle.com


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